3040 Post Oak Blvd., Floor 18, Suite 164

Houston, TX 77056

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549-3628

Re: XCF Global, Inc.

Request to Withdraw Form RW filed June 22, 2026 (RWWD)

File No. 333-291020

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), XCF Global, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of Form RW filed by the Registrant on June 22, 2026 (the “Form RW”). The Registrant filed the Form RW in error in an attempt to withdraw its Registration Statement to Form S-1 (File No. 333-291020), which was filed with the Commission on October 22, 2025, together with all amendments and exhibits thereto (collectively, the “Registration Statement”).

The Registrant inadvertently filed the request on Form RW instead as POS AM to the Registration Statement, as the Registration Statement had been declared effective by the Commission.

The Registrant believes that withdrawal of the Form RW is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

It is our understanding that this application for withdrawal of the Form RW will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

The Registrant hereby respectfully requests that the Commission consent to the withdrawal of the Form RW. If granted, please forward a copy of the consent to withdrawal of the Form RW to the undersigned at 3040 Post Oak Blvd., Floor 18, Suite 164 Houston, TX 77056, with a copy to the Registrant’s counsel, Shumaker, Loop & Kendrick LLP, 101 E. Kennedy Blvd., Suite 2800, Tampa, FL 33602, Attention: Julio Esquivel.

If the Commission has any questions or requires any additional information, please contact Mr. Esquivel telephone number (813) 227-2325, e-mail jesquivel@shumaker.com.

We thank you in advance for your assistance with this matter.

Very truly yours,

By:	/s/ Harvey Schnitzer
Name:	Harvey Schnitzer
Title:	Chief Financial Officer

c: Julio C. Esquivel, Shumaker, Loop & Kendrick, LLP